Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 20, 2018, relating to the consolidated financial statements of NextEra Energy Partners, LP and subsidiaries (NEP) (which report expresses an unqualified opinion and includes an emphasis of a matter regarding the basis of presentation of the consolidated financial statements related to common control acquisitions), and the effectiveness of NEP’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of NEP for the year ended December 31, 2017, and to the reference to us under the heading “Experts” in the prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Boca Raton, Florida

July 3, 2018